FEDERATED TOTAL RETURN SERIES, INC.

                              5800 Corporate Drive

                       Pittsburgh, Pennsylvania 15237-7010

                                October 31, 2000

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest

Washington, DC  20549

     RE: FEDERATED TOTAL RETURN SERIES, INC. (Registrant)
         FEDERATED TOTAL RETURN GOVERNMENT BOND FUND (FUND)
         1933 Act File No. 33-50773
         1940 ACT FILE NO. 811-7115

Dear Sir or Madam:

      On behalf of the Registrant, I hereby submit this application for withdrawal of Post-Effective Amendment No. 22 to the Registrant's Registration Statement on Form N-1A which was filed on August 18, 2000 pursuant to Rule 485(b) under the Securities Act of 1933 (the "Act").

      This withdrawal is being made as a result of a business decision not to proceed with the new Fund; therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

      Pursuant to the requirements of Rule 477(a) of the Act, the Assistant Secretary of the Registrant has signed this application for withdrawal of the Amendment this 31st day of October 2000.

      If you have any questions regarding this application for withdrawal, please contact Cathy C. Ryan at (412) 288-8116.

                                Very truly yours,

                                C. Grant Anderson

                                    Assistant Secretary